February 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Martin James

Senior Assistant Chief Accountant

Re:                             The Toro Company

Form 10-K for Fiscal Year Ended October 31, 2014

Filed December 22, 2014

Form 8-K dated and filed November 14, 2014

File Number: 001-08649

Dear Mr. James:

The purpose of this letter is to confirm a telephone conversation between Amy E. Culbert of Oppenheimer Wolff & Donnelly LLP, and Dennis Hult on February 24, 2015, pursuant to which the Staff of the Division of Corporation Finance approved the request of The Toro Company to extend the due date for Toro’s response to the Staff’s comment letter dated February 23, 2015, File No. 001-08649, to no later than March 20, 2015.

If you have any questions, please do not hesitate to contact me at (952) 887-8076.

Sincerely,

/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer

cc:                                Dennis Hult, Assistant Chief Accountant